National Presto Industries, Inc.

Exhibit 11

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Second Quarter		First Six Months
	2011	2010	2011	2010

Net Earnings (1)	$10,817	$14,975	$22,180	$28,174

Weighted average common shares outstanding (2)	6,871	6,862	6,868	6,860

Common share equivalents relating to stock options when dilutive	3	1	3	1

Adjusted common and common equivalent shares for computation (3)	6,874	6,863	6,871	6,861

Net earnings per share:
Basic (1 divided by 2)	$1.57	$2.18	$3.23	$4.11
Diluted (1 divided by 3)	$1.57	$2.18	$3.23	$4.11

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